As filed with the Securities and Exchange Commission on February 18, 2003



                                    FORM 6-K

                         SECURITIES EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934
                         For the month of February 2003



                                    TELE2 AB
                 (Translation of registrant's name into English)

                                  Skeppsbron 18
                                    Box 2094
                                S103 13 Stockholm
                                     Sweden
                    (Address of principal executive offices)

Indicate by check mark whether the ristrant files or will file annual reports under cover Form 20-F or Form 40-F

         Form 20-F...X...                        Form 40-F......


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

         Yes......                               No...X....


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
..............................N/A................................................

                                   TELE2 Logo

                                                           FOR IMMEDIATE RELEASE
                                                       Monday, February 17, 2003


                          TELE2 ACQUIRES ALPHA TELECOM


New York and Stockholm - Monday, February 17, 2003 - Tele2 AB ("Tele2", "the Group") (Nasdaq Stock Market: TLTOA and TLTOB and Stockholmsborsen: TEL2A and TEL2B), the leading alternative pan-European telecommunications company, today announces the acquisition of Alpha Telcom. Alpha Telecom is the leading "pay as you go" service provider in the UK with pre-paid residential customers as well as being a market leader in pre-paid cards, selling some 1.25 million cards per month in 60,000 outlets across the UK.

Alpha Telecom had revenues of 1.9 BSEK for 2002, a 30 % increase compared to 2001. The acquisition will give a positive contribution to Tele2's earnings per share for 2003, excluding the expected synergy effects. The acquisition price is approximately 780 MSEK on a debt free basis.

Alpha was founded in 1996 and has quickly established itself as the brand leader in pre-paid fixed line telephony in the UK. Alpha will benefit from Tele2's strong market position and will be able extend its offering across all of Tele2's markets in Europe. Currently Alpha has 60,000 distribution outlets through retails outlets such as WH Smith and John Menzies and Total, Fina and Elf, which can be added to Tele2's distribution network through its joint venture with the UK Post Office.

Lars-Johan Jarnheimer, CEO of Tele2 said; "The acquisition of Alpha telecom presents an unique opportunity for Tele2 to reach critical mass in the UK market and is in line with our strategy to enter the UK market in stages. Alpha is a profitable business with a strong brand and an extensive customer base, and provides a solid platform to grow our UK business. Our intention is to replicate their successful product concept in other major markets in Europe, and the existing structure of the Tele2 network will ensure large revenue and cost synergies are made in this area. The synergies between the two businesses are very clear and the benefit to Tele2's earnings are immediate."


Tele2 AB, formed in 1993, is the leading alternative pan-European telecommunications company offering fixed and mobile telephony, data network and Internet services under the brands Tele2, Tango and Comviq to 16.8 million people in 21 countries. Tele2 operates Datametrix, which specializes in systems integration, 3C Communications, providing integrated credit card processing, web payment solutions and public payphones; Transac, providing billing and transaction processing service; C(3), offering co-branded pre-paid calling cards and Optimal Telecom, the price-guaranteed residential router device. The Group offers cable television services under the Kabelvision brand name and together with MTG, owns the Internet portal Everyday.com. The Company is listed on the Stockholmsborsen, under TEL2A and TEL2B, and on the Nasdaq Stock Market under TLTOA and TLTOB.



CONTACTS

Lars-Johan Jarnheimer                        Telephone:    + 46 8 562 640 00
President and CEO, Tele2 AB

Hakan Zadler                                 Telephone:    +46 8 562 640 00
CFO, Tele2 AB


Andrew Best/ Dwayne Taylor                   Telephone:    + 44 20 7321 5022
Investor enquiries

Visit us at our homepage: http://www.Tele2.com

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



TELE2 AB



By: Hakan Zadler
    ------------
Name:
Title:




Date: February 18, 2003